



SECURITIES AN~ ~~~   03013315
Washington, D.C. 2054~

OMB APPROVAL

OMB Number:	3235-0123
Expires: October 31, 2004	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 42547

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2002___ AND ENDING ___12/31/02___
                                        MM/DD/YY   MM/DD/YY

FEB 4 4 2003

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R. W. Pressprich & Co., Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue, 5th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Hynes   (212) 832-6022
                                        (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- if individual, state last, first, middle name)

1177 Avenue of the Americas	New York	New York	10036-2714
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED

FOR OFFICIAL USE ONLY

MAR 0 6 2003

THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, Dennis Hynes _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. W. Pressprich & Co., Inc. _____ , as of December 31 _____ ,20 02 __ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

SUBSCRIBED AND SWORN TO BEFORE M.

THIS 19 DAY OF _____ 2003

_____

NOTARY PUBLIC

_____
Notary Public

X _____
                              Signature
                              CFO
_____
                              Title

INGRID BAEZ
Notary Public - State of New York
NO. 01BA6081576
Qualified in New York County
My Commission Expires 10/0/10

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Independent auditor's report on internal accounting control.
[ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**R. W. PRESSPRICH & CO., INC.
AND SUBSIDIARY**

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

R.W. PRESSPRICH & CO., INC. AND SUBSIDIARY

CONTENTS

1177 Avenue of the Americas
New York, New York 10036
212-997-0500/Fax 212-730-6892
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands



Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
R. W. Pressprich & Co., Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of R. W. Pressprich & Co., Inc. and Subsidiary as of December 31, 2002. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of R. W. Pressprich & Co., Inc. and Subsidiary as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

New York, New York
January 23, 2003

1

R.W. PRESSPRICH & CO., INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash	$	273,697
Receivable from clearing broker		8,757,122
Securities owned, at market		35,384,899
Accrued interest receivable		508,439
Deposit with clearing broker		265,356
Equipment, net		1,034,685
Other assets		707,131
	$	46,931,329

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Securities sold, not yet purchased, at market	$	32,747,160
Accounts payable and accrued expenses		2,962,037
Total liabilities		35,709,197

Commitments and contingencies

Stockholders' equity		
Class A voting common stock, no par value, authorized 10,000 shares, issued and outstanding 1,913 shares		957,474
Class A-1 non-voting common stock, no par value, authorized 20,000 shares, issued and outstanding 12,744 shares		8,175,545
Retained earnings		2,089,113
Total stockholders' equity		11,222,132
	$	46,931,329

See accompanying notes to consolidated financial statements.

2

R.W. PRESSPRICH & CO., INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations and summary of significant accounting policies

Nature of Operations

R.W. Pressprich & Co., Inc. ("Pressprich") is a broker-dealer, located in New York City, New York, Boston, Massachusetts, Chicago, Illinois and Fort Lauderdale, Florida. Pressprich is registered with the Securities and Exchange Commission ("SEC"), is a member of the National Association of Securities Dealers, Inc. ("NASD"), and its operations primarily consist of securities principal transactions.

Pressprich Capital Management, LLC, ("Subsidiary"), is the Company's wholly-owned subsidiary.

Principles of Consolidation

The consolidated financial statements include the accounts of Pressprich and Subsidiary (collectively, the "Company"). All material intercompany transactions and balances have been eliminated in consolidation.

Securities Owned and Securities Sold, Not Yet Purchased

All securities owned and securities sold, not yet purchased are valued at market and unrealized gains and losses are reflected in revenues.

Equipment

Equipment is stated at cost less accumulated depreciation. The Company provides for depreciation using the declining-balance method over 5-7 years.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and related revenues and expenses are recorded on the trade-date basis.

Income Taxes

The Company is not liable for federal and substantially all state income taxes as the stockholders have elected to treat the Company as an "S" Corporation for federal and state income tax purposes. As such, the Company's stockholders are liable for taxes on corporate income and receive the benefit from corporate loss.

Income tax expense for the year ended December 31, 2002 relates principally to the New York City alternative tax.

R.W. PRESSPRICH & CO., INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations and summary of significant accounting policies (continued)

Retirement Plan

The Company has a retirement plan under Section 401(k) of the Internal Revenue Code which covers all eligible employees. The plan provides for voluntary deductions subject to internal revenue code limitations. At management's discretion the Company may make a matching contribution. Matching contributions begin vesting after one year of service and are fully vested after three years of service. In addition, the Company established a profit sharing plan in 2002 in which voluntary contributions can be made to all eligible employees whether or not they are a 401(k) participant. The Company made contributions of approximately $585,000 in 2002.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Securities owned and securities sold, not yet purchased

Details of securities owned and securities sold, not yet purchased at December 31, 2002, are as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. Government obligations	$ 8,266,573	$ 14,558,566
Corporate bonds	27,118,326	18,188,594
	$ 35,384,899	$ 32,747,160

3. Deposit with clearing broker

Pursuant to an agreement with its clearing broker, the Company is required to maintain a clearing deposit of at least $250,000 and to maintain net capital of at least $100,000.

R.W. PRESSPRICH & CO., INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Equipment

Details of equipment at December 31, 2002 are as follows:

Office equipment	$	2,107,935
Furniture and fixtures		360,020
Computer software		97,779
		2,565,734
Less accumulated depreciation		1,531,049
	$	1,034,685

5. Related party transactions

Subsidiary is the General Partner of PCM Partners, LP. PCM Partners, LP is a commodity pool whose limited partners are shareholders of Pressprich. Included in other assets is Pressprich's investment in PCM Partners, LP of $304,746 and Subsidiary's receivable from PCM Partners, LP of $5,176.

6. Commitments and contingencies

The Company is obligated under five office leases expiring on various dates through September 30, 2008. In addition to the base rent, the leases provide for the Company to pay property taxes and operating expenses over base period amounts.

Rent expense, net of rental income of approximately $86,000, was approximately $439,000 for the year ended December 31, 2002.

Future aggregate minimum annual rent payments under these leases are as follows:

Year ending December 31,		
2003	$	223,497
2004		112,719
2005		96,223
2006		79,138
2007		54,948
	$	566,525

Securities sold, not yet purchased represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

5

R.W. PRESSPRICH & CO., INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Net capital requirements

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company's net capital was approximately $7,035,000 which was approximately $6,837,000 in excess of its minimum requirement of approximately $198,000.

In accordance with SEC Rule 17a-5, a summary of financial data of Subsidiary at December 31, 2002, which is not consolidated for purposes of the Company's filings pursuant to Focus Report Part IIA, is as follows:

Assets	$	5,176
Liabilities	$	-

8. Exemption from Rule15c3-3

The Company is exempt from SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

9. Off-balance-sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from and clearing deposit with the clearing broker are pursuant to this clearance agreement.